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Milan

April 8, 2021

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE Washington, DC 20549

RE: Shelf Registration Statement on Form S-3 for LENSAR, Inc.

Ladies and Gentlemen:

In connection with the filing of a shelf registration statement on Form S-3 (the “Registration Statement”) on the date hereof by LENSAR, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules promulgated thereunder and guidance issued by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, the Company respectfully submits that it has satisfied the Registrant Requirements as specified in General Instruction I.A to Form S-3:

•	The Company is organized under the laws of Delaware, and has its principal business operations in the United States or its territories, satisfying the requirements of Instruction I.A.1.
•	The Company also has a class of securities registered pursuant to Section 12(b) of the Exchange Act, satisfying the requirements of Instruction I.A.2.
•

The Company has been subject to the requirements of Section 12 of the Exchange Act and has timely filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act in the twelve calendar months immediately preceding the filing of the Registration Statement. To establish the reporting history required by Instruction I.A.3, the Company is relying in part on the reporting history of its former parent, PDL BioPharma, Inc. (“PDL”), prior to the spin-off of the Company from PDL on

April 8, 2021 Page 2

October 1, 2020 (the “Spin-off”) and in accordance with Item 9 of Division of Corporation Finance Staff Legal Bulletin No. 4 (“SLB No. 4”), dated September 16, 1997. Item 9 of SLB No. 4 allows a spun-off subsidiary to “consider its former parent’s Exchange Act reports in determining whether it satisfies Form S-3’s reporting history requirement,” if certain conditions set forth in Item 8 of SLB No. 4 are met. Such conditions were satisfied as follows:

o	the Spin-off satisfied the conditions set forth in Item 4 of SLB No. 4 for not being required to register the spin-off under the Securities Act;
o	PDL was current in its Exchange Act reporting at the time of and leading up to the Spin-off; and
o

the Company has substantially the same assets, business, and operations as those in place prior to the Spin-off that PDL reported as its medical device segment in its Exchange Act periodic reports for at least 12 months before the Spin-off, including but not limited to in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2020.

Accordingly, the Company respectfully submits that it is allowed to rely on PDL’s reporting history under SLB No. 4, and has satisfied the requirements of Instruction I.A.3.

Additionally, the Company considered Securities Act Form Compliance and Disclosure Interpretation Question 118.08, and complied with Item 308(a) of Regulation S-K for purposes of its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. As an “emerging growth company” as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act, the Company is not required to comply with Item 308(b) of Regulation S-K.

•

The Company has not, since the end of the last fiscal year for which certified financial statements of the Company were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act, (1) failed to pay any dividend or sinking fund installment on preferred stock or (2) defaulted on any installment or installments on indebtedness for borrowed money or on any rental on one or more long term leases. As such, the Company has satisfied the requirements of Instruction I.A.4.

•	Instructions I.A.5 and I.A.6 are not applicable as the Company is not a foreign issuer and is not a successor registrant.
•	The Company has complied with its electronic filing requirements under Regulation S-T, meeting the requirements of Instruction I.A.7.

Because the Company has met the foregoing requirements for use of Form S-3 as set forth in General Instruction I.A of Form S-3, it respectfully submits that it may file the Registration Statement.

April 8, 2021 Page 3

If you have any questions with respect to this submission, please do not hesitate to contact me at (714) 755-8008.

Best regards,

/s/ Drew Capurro
Drew Capurro
of LATHAM & WATKINS LLP

Enclosure

cc:	Nicholas T. Curtis, Chief Executive Officer, LENSAR, Inc.

Thomas R. Staab II, Chief Financial Officer, LENSAR, Inc.

B. Shayne Kennedy, Esq., Latham & Watkins LLP